Exhibit (a)(5)(v)

Second Round of FAQs

Link to first FAQs

Contents

Timeline	2

1. When is the acquisition expected to close?	2

2. What is UCB’s general integration timeline?	2

3. Can you outline what information we can expect to hear pre-closing vs. post-closing?	2

4. Can you provide a timeline and what the plan is for each group in Zogenix?	3

5. What is the timeline of when we will know if we have a job or not?	3

6. What is the timeline of key important financial milestones for employees?	3

External Messaging	3

7. Who has Zogenix already communicated this change to?	3

8. What has been communicated by Zogenix?	3

9. What if we need more talking points for certain groups?	3

Equity	4

10. What is the next annual grant going to look like?	4

11. What is the strike price of the stock options I currently hold?	4

12. Is there a plan for Zogenix to give money to people in exchange for their currently underwater stock options at or prior to closing?	4

13. If my stock options are underwater, will I still receive a CVR?	4

14. What will the tax implications of this acquisition be for me?	5

15. Can we defer tax implications by transferring the proceeds of this acquisition to a spouse or significant other?	5

16. Will the company provide tax assistance to employees?	5

Employee Stock Purchase Program (ESPP)	5

17. Can we enroll in the ESPP program now?	5

18. Can we change our ESPP contribution percentage now?	5

19. What are the details around the final ESPP Purchase?	6

Recruiting	6

20. What is meant by “prioritized hires”?	6

21. How can we ensure that future new hires will have job stability post-close?	6

22. Will future new hires receive stock grants?	6

23. What will happen to these new hire awards once the acquisition closes?	6

24. If I need to hire a position, should I focus on bringing on contract resources or FTEs?	7

25. How will we address any staff shortages we may have due to delays in filling positions or holds on hiring?	7

26. Has our contract process changed? Who needs to approve contracts before they are signed?	7

Benefits	7

27. What Benefits will be offered with outplacement services?	7

28. Will I be able to keep my current Zogenix pay and benefits?	7

29. Will we still receive the wellness reimbursement in October 2022?	8

General	8

30. How is UCB organized?	8

Timeline

1.	When is the acquisition expected to close?

•

We expect to close the transaction by the end of the second quarter of 2022, subject to customary closing conditions, including the receipt of required antitrust approvals. Regulatory delays or other events could cause this timeline to be extended.

2.	What is UCB’s general integration timeline?

•	Until the transaction closes, Zogenix and UCB will continue to operate as separate and independent companies.

•

In the meantime, UCB and Zogenix have both established integration planning teams. These teams will evaluate and map out the optimal approach to integrating Zogenix into UCB. As part of the integration planning, we also aim to provide opportunities for you to learn more about UCB.

•	Our goal is to provide more clarity on timing and next steps on the integration plan as soon as practically possible.

3.	Can you outline what information we can expect to hear pre-closing vs. post-closing?

•	There are regulations that prevent UCB from making any decisions on behalf of Zogenix pre-closing.

•	Any information you hear pre-closing will be from the perspective of Zogenix leadership, and decisions will continue to be made by Zogenix leadership.

•	Any information you hear post-closing will be from the perspective of UCB leadership, as UCB begins to initiate the integration plan.

4.	Can you provide a timeline and what the plan is for each group in Zogenix?

•

We understand UCB will use the integration planning period to better understand how Zogenix operates. If and when we have more information on what our plans are for each group, we will inform the relevant groups when possible. We expect this to be more towards the latter part of the integration planning period.

5.	What is the timeline of when we will know if we have a job or not?

•	We have heard from UCB that Zogenix employees are an important driver of this acquisition. They have said clearly that they want to get to know Zogenix before making any decisions.

6.	What is the timeline of key important financial milestones for employees?

•

As we stated in the meeting on Monday January 24th, there are some financial milestones ahead. We will communicate estimated compensation details to employees no later than the week of February 21st. These items are:

o	2021 Annual Bonus – Paid in March 2022

o	2022 Annual LTI Awards – Granted in March 2022

o	2022 Salary Increases – Processed in March 2022, Effective April 1, 2022

o	ESPP Final Purchase – No later than five days prior to the consummation of the tender offer made by UCB (more details in the next section of this document)

o	Cash-Out of Options, RSUs and PSUs – Upon closing, expected to be by the end of Q2 2022.

o	A preview of what severance benefits may be, should your position be impacted by the acquisition

External Messaging

7.	Who has Zogenix already communicated this change to?

•	Zogenix has already communicated to analysts, investors, partners, suppliers, vendors, contractors, patient advocacy groups, physicians, future hires, and candidates for hire.

8.	What has been communicated by Zogenix?

•

Each of the groups listed above received a personalized email announcing the acquisition and explaining our rationale. These emails contained general information about UCB, a high-level timeline for the acquisition, a link to our press release, and an invitation to reach out to us if they have any questions.

9.	What if we need more talking points for certain groups?

•	Please work with your executive team member if you would like to write additional communications.

Equity

10.	What is the next annual grant going to look like?

•	UCB understands the importance of Long-Term Incentives (LTI) and has agreed to let us grant annual LTI cash awards to certain employees before the closing.

•

These LTI cash awards will not accelerate at closing. They will vest over four years and will be settled in cash by UCB as and when they vest. To address any concerns of job security, UCB has agreed to accelerate 25% of these awards and add it to an employee’s severance package if they are laid off prior to the first annual vesting date.

•	Other specific details of the 2022 annual LTI cash awards have not been finalized, but we do know that grant value targets by level will be the same as they were in 2021.

•	We will communicate the specifics of the plan as soon as they are confirmed.

11.	What is the strike price of the stock options I currently hold?

•

You can view the strike price of any stock options you hold by logging into your E*TRADE account. Once logged in, click on “ZGNX Stock Plan” and then “Holdings.” You should be able to see all your grants under the section “Stock Options & Related Shares.” Your strike prices will be listed as “Exercise Price.”

12.	Is there a plan for Zogenix to give money to people in exchange for their currently underwater stock options at or prior to closing?

•

No. Stock options with an exercise price of $28.00 or more will be cancelled at the closing for no consideration, as the exercise price per share exceeds the maximum consideration payable by UCB for Zogenix common stock.

•

Any holder of a stock option with a per share exercise price equal to or greater than $26.00 and less than $28.00 will not receive any payments at the closing, but will be entitled to a cash payment if and when the CVRs are paid as described below.

•

If you hold underwater options with an exercise price of $28.00 or more that will be cancelled at the closing as explained above, you will also have the opportunity to exercise those options for a period of at least five days prior to the closing, at a time to be communicated to you when we approach closing.

•

While negotiating with UCB about the employee proceeds of this acquisition, we were aware that almost all employees hold stock options that are underwater. In recognition of the significant underwater equity holdings by Zogenix employees, UCB agreed to the accelerated vesting of all equity awards granted before signing the merger agreement as well as to provide a severance program, 2022 annual incentive award and 2022 market-based salary increases.

13.	If my stock options are underwater, will I still receive a CVR?

•	CVRs will not be issued for any stock option that has a per share exercise price that is equal to or greater than $28.00.

•

Any holder of a stock option that has a per share exercise price that is equal to or greater than $26.00 and less than $28.00 will have the right to receive the cash equivalent of a CVR (minus the amount that the exercise price exceeds $26.00) if and when the CVRs are paid.

14.	What will the tax implications of this acquisition be for me?

•	The proceeds paid to you for your cancelled stock options, RSUs or PSUs will be paid through Zogenix payroll and will be reported on your Form W-2, and subject to applicable tax withholding.

•	The proceeds paid by UCB for shares of Zogenix common stock that are tendered to UCB will be reported on a Form 1099 to the holder of record of the tendered shares.

•

If you are outside the US, local payroll laws and regulations may differ from the foregoing summary. Every country, region and city are slightly different, but all these local regulations will consider the cash you receive at closing as a result of the tender of the shares of Zogenix common stock owned by you, and the cash in exchange for your options, RSUs and PSUs, as income. The tax treatment, however, will depend on your location and personal circumstances.

•	Please see the tender offer statement filed by UCB with the SEC on February 1, 2022, which contains tax information.

15.	Can we defer tax implications by transferring the proceeds of this acquisition to a spouse or significant other?

•	No. The proceeds paid to you for your cancelled stock options, RSUs or PSUs will be paid through Zogenix payroll and will be reported on your Form W-2, and subject to applicable tax withholding.

•

The proceeds paid by UCB for shares of Zogenix common stock that are tendered to UCB will be reported on a Form 1099 to the holder of record of the tendered shares. There is no tax deferral available for these payments.

16.	Will the company provide tax assistance to employees?

•

We are not allowed to provide tax advice to employees, but we are considering getting a financial advisor for employees to use as a resource. In the meantime, you can call the EAP for financial counseling if this would be helpful.

Employee Stock Purchase Program (ESPP)

17.	Can we enroll in the ESPP program now?

•

Unfortunately, no you cannot. Our ESPP plan document outlines that there is only one enrollment period for each offering period that closes before the offering period begins. These dates have already passed and cannot be changed.

18.	Can we change our ESPP contribution percentage now?

•

Pursuant to the terms of the merger agreement with UCB, ESPP participants may not increase their contribution percentage. If you need to reduce your contribution percentage, please send an email to stockadmin@zogenix.com with the request.

19.	What are the details around the final ESPP Purchase?

•

Once we proceed further into the closing activities, we will have a better estimate of when the acquisition will close. No later than five days prior to the consummation of the tender offer made by UCB, there will be a final purchase date under the offering period currently in effect under the ESPP. On this final purchase date, each ESPP participant’s accumulated contributions will be used to purchase whole shares of Zogenix stock in accordance with the terms of the plan. These shares will then be automatically cancelled as of the closing in exchange for the right to receive $26 per share and one CVR per share. Zogenix will refund any leftover cash after the purchase.

Recruiting

20.	What is meant by “prioritized hires”?

•

Given the news of the acquisition, we felt that it was important to prioritize which positions Zogenix will need regardless of whether we are acquired. Many of the positions we were looking to hire were required to build new infrastructure that may or may not be needed after the acquisition closes.

•	The Executive Team wanted to prioritize the 2022 headcount to make sure we have our focus on the immediate priority positions prior to the deal close.

•	Zogenix leadership will continue running the operations and will do everything that is needed to replace people in case of attrition.

21.	How can we ensure that future new hires will have job stability post-close?

•

Unfortunately, this is not something we can guarantee. However, as mentioned before, we have heard from UCB that Zogenix employees are an important driver of this acquisition. They have said clearly that they want to get to know Zogenix before making any decisions. We anticipate that this will mean that UCB will take the time needed to complete that assessment and implement employee-related decisions (including any future new hires) only after closing.

•

In connection with the acquisition, Zogenix has adopted a severance policy that will provide severance benefits to eligible employees upon an involuntary termination within the first year following the closing. Any new hire will be eligible to participate in this severance program on the same terms as existing employees.

22.	Will future new hires receive stock grants?

•

As we have outlined earlier in this document, we plan on offering cash awards to new hires who join prior to closing, which will look very similar to the annual incentive program described above. Post-closing, employees will become part of UCB and will benefit from UCB’s existing compensation and benefits policies. These policies will be communicated to you post-closing.

23.	What will happen to these new hire awards once the acquisition closes?

•

Cash awards granted to employees who were hired in December 2021 or later will not accelerate at the closing. They will vest over four years, consistent with the standard new hire award vesting schedule, and will be settled in cash by UCB as and when they vest. To help address any concerns of job security, UCB has agreed to accelerate 25% of these awards and add it to the new hires’ severance package if they are laid off prior to the first annual vesting date.

24.	If I need to hire a position, should I focus on bringing on contract resources or FTEs?

•

If your position is not on the list of recently prioritized positions, we would recommend that you consider looking for a contract or contingent resource to do the work. If your position is on the list of prioritized positions, you can always pursue both options and proceed with whichever allows you to access the qualified candidates the fastest.

25.	How will we address any staff shortages we may have due to delays in filling positions or holds on hiring?

•

Speak to your manager if you have resource needs which are not already planned and budgeted for. If your resource needs are not budgeted for, your manager can escalate this to the appropriate Executive Team member for approval. Once approved, you can engage with a contract or contingent resource to do the work required.

26.	Has our contract process changed? Who needs to approve contracts before they are signed?

•	If you intend on entering into any contract or change order for a contract prior to the closing of the transaction, please reach out to a member of the Executive Team to discuss next steps.

Benefits

27.	What Benefits will be offered with outplacement services?

•	Placement management

•	Resume Writing

•	Interview Training

•	Career Support

28.	Will I be able to keep my current Zogenix pay and benefits?

•

The Zogenix compensation and benefit plans will continue at least through the closing of the transaction. In addition, for at least one year following the closing, UCB has agreed to offer continuing employees (i) base salary or wages and an annual target bonus opportunity that, in each case, is no less than the amount provided immediately prior to the closing (excluding any retention or other special or non-recurring bonus), and (ii) other compensation and employee benefits that are substantially comparable in the aggregate to those offered by Zogenix as of immediately prior to the closing (excluding equity or equity based compensation and any retention, change in control or transaction-based compensation). We understand that UCB offers a comparable range of employee compensation and benefit programs but do not know any specifics about what their compensation or benefits plans look like. We will provide specific plan information promptly after closing.

29.	Will we still receive the wellness reimbursement in October 2022?

•

The Zogenix benefit plans will continue at least through the closing of the transaction, but we cannot confirm what benefits will be offered after the closing. In addition, for at least one year following the closing, UCB has agreed to offer continuing employees (i) base salary or wages and an annual target bonus opportunity that, in each case, is no less than the amount provided immediately prior to the closing (excluding any retention or other special or non-recurring bonus), and (ii) other compensation and employee benefits that are substantially comparable in the aggregate to those offered by Zogenix as of immediately prior to the closing (excluding equity or equity based compensation and any retention, change in control or transaction-based compensation). We will provide specific benefit plan information promptly after the closing.

General

30.	How is UCB organized?

•	What we know is limited to what we all heard during UCB’s Q&A sessions held the week of January 17th that were open to all employees.

•

We will be providing further opportunities for you to learn more about UCB as part of the integration plan. You can learn more about UCB by looking at their website. We thank you for your patience as the integration planning teams start their work. Please look out for invitations in due course.

* * *

Additional Information and Where to Find It

This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Zogenix, Inc. (the “Company”). The solicitation and the offer to buy shares of the Company’s common stock is being made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that was filed by UCB S.A. (the “Parent”) and Zinc

Merger Sub, Inc. (“Merger Sub”) with the Securities and Exchange Commission (“SEC”) on February 1, 2022. In addition, the Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer with the SEC on February 1, 2022. Investors can obtain a free copy of these materials and other documents filed by Parent, Merger Sub and the Company with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed or furnished to the SEC by the Company under the “Investors” section of the Company’s website at www.zogenix.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

The statements included above that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. These forward-looking statements include without limitation statements regarding the planned completion of the transactions contemplated by the Agreement and Plan of Merger dated as of January 18, 2022 by and among the Company, Merger Sub and Parent. Risks and uncertainties that could cause results to differ from expectations include: (i) uncertainties as to the timing of the Offer and the subsequent Merger; (ii) the risk that the Offer or the subsequent Merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the Offer or the subsequent Merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vii) risk that the milestone specified in the CVR Agreement is not achieved, (viii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (ix) risks related to diverting management’s attention from the Company’s ongoing business operations; (x) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and (xi) risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and its other filings with the SEC, as well as the tender offer materials to be filed by Merger Sub and Parent and the Solicitation/Recommendation Statement to be filed by the Company in connection with the tender offer.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.